Contactar

www.linkedin.com/in/anahisosa
(LinkedIn)

Aptitudes principales

Análisis
Leadership
Plan de negocio

Languages

Inglés (Native or Bilingual)
Italiano (Full Professional)
Español (Native or Bilingual)
Francés (Limited Working)

Anahí Sosa Padilla

Co-Founder en Perfekto (YC S21) | Latitud Fellow
Ciudad de México, México

Extracto

Currently working on reducing food waste in LatAm through Perfekto.

I have a background in Finance, Strategy & Planning, Customer Experience, and Operations. I deeply enjoy solving problems through a combination of structure, creativity, and teamwork. I am passionate about growing technology businesses that are changing the world.

Experiencia

Perfekto (YC S21)

Co-Founder & COO
diciembre de 2020 - Present (2 años 1 mes)
Ciudad de México, México

We launched Perfekto in January 2021 with the aim of reducing food waste in the region through a subscription box that is affordable, convenient, and impactful. We have grown 10X vs. the beginning of this year.

This is just the beginning of creating a more sustainable food market.

Uber

4 años 8 meses

Cornershop Integration LatAm Lead
febrero de 2021 - mayo de 2021 (4 meses)
Ciudad de México, México

Launcher & Country Manager Cornershop Costa Rica
junio de 2020 - febrero de 2021 (9 meses)

Sr. Manager Strategic Initiatives - Uber Eats LatAm
agosto de 2019 - junio de 2020 (11 meses)
Ciudad de México y alrededores, México

Led key projects like the Cornershop integration in LatAm, Advertising, and CPG monetization. Identifying, defining and deploying regional products and new lines of business. With its regional scope, it involved major stakeholder

management across the organization from global to local teams, as well as financial modeling, experimentation, and project management.

Sr. Strategy and Planning Associate - LatAm
marzo de 2018 - agosto de 2019 (1 año 6 meses)

Covering 3 main areas:
- Planning: Responsible for financial and strategic planning, goal definition for a team of more than 2.5K, as well as project portfolio management
- Chief of Staff: Working with the leadership team on strategy, team communication, organization, prioritization.
- Strategic projects: Kick-off and incubation of cross-functional projects

Customer Experience Manager - LatAm
octubre de 2016 - marzo de 2018 (1 año 6 meses)

Helped build the brand new Customer Experience team in Latin America. Structured the service lines of business and scaled the team to be able to keep up with Uber operations growth.

Unilever
3 años 3 meses

Finance BP for Skin Cleansing (Future Leaders Program)
junio de 2015 - septiembre de 2016 (1 año 4 meses)

- Financial Planner for the Skin Cleansing Category (Dove, Dove Men, Axe, St. Ives) including Unilever's latest acquisition of Zest and Camay
- Business Partner for the Marketing Team
- ROI and profitability analysis
- Evaluation of innovation projects to be launched in Mexico
- Control of the P&L and the investment in advertising and promotional activities

Logistics Finance Supervisor (Future Leaders Program)
julio de 2014 - junio de 2015 (1 año)
Mexico City

- Responsible for the forecasting, control and analysis of the Logistic's budget: distribution and international trade
- Financial controller for the Mexico's import and export operations
- Evaluation of cost saving and logistics efficiency projects

Credit and Collections Supervisor (Future Leaders Program)
julio de 2013 - julio de 2014 (1 año 1 mes)
Mexico City

As the responsible for the Wholesalers and Food Solutions' portfolio
- Reducing overdue accounts
- Making payment plans analysis
- Identifying Bad Debts and other risks
- Negotiating with customers
- Managing a team of 11 people

As a part of the Reporting Team
- Developing an automated tool to analyze and simplify the accounts receivable portfolio, which reduced in 90% the time invested for this activity
- Creating several policies and procedures for better control
- Controlling the portfolio's clean up projects

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Educación

Latitud
LF2, Emprendimiento/Estudios sobre emprendimiento · (2021 - 2021)

Y Combinator
· (2021 - 2021)

Harvard Business School Executive Education
Executive Education: Strategy Program · (2017 - 2017)

Universidad Panamericana
Bachelor of Business Administration - BBA · (2009 - 2013)

Università Cattolica del Sacro Cuore
Milan: Business Management · (2011 - 2011)